Penfolds
Australia's Most Famous Wine

02 MAR 20 AM 8:

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

8 March 2002

02015952

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

SUPPL

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

dlw 3/20

Encl

cc: Mark R. Saunders, Greenberg Traurig

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

MEDIA RELEASE

SOUTHCORP SELLS ROUGE HOMME WINERY

8 March 2002

Southcorp announced today the sale of the Rouge Homme winery in Coonawarra, South Australia.

The sale follows the Company's earlier announcements regarding the sale of the Tulloch Winery in the Hunter Valley of New South Wales as well as associated vineyards and the Tulloch and Hungerford Hill brands. Southcorp has retained the Rouge Homme brand and business name.

Today's announcement means that Southcorp has now completed its winery rationalisation program outlined on 23 July 2001 with proceeds totalling approximately $15 million.

Southcorp is consolidating its production in Coonawarra at the larger, more efficient, Wynns winery, which is being expanded and upgraded to support the Company's growth plans for the region.

For further information, please contact:

Glen Cunningham Executive General Manager, Corporate Affairs Southcorp Limited	Brian Dale Corporate Communications Southcorp Limited
Mobile: 0412 058 773	Mobile: 0418 204 198

www.southcorp.com.au contains copies of the press release.

BACKGROUND

Rouge Homme Winery

The Rouge Homme winery is located on a total site of nearly 16 hectares adjacent to the village of Coonawarra and includes some 13.5 hectares of vineyards planted to varieties such as Cabernet Sauvignon, Shiraz, Pinot Noir, Merlot and Cabernet Franc. The operating winery has a capacity to crush between 10,000 and 12,000 tonnes with tank storage capacity of nearly 5.4 million litres.